

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2015

Warren S. Rustand
Chief Executive Officer
Providence Service Corporation
64 East Broadway Blvd.
Tucson, AZ 85701

> Re: **The Providence Service Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 1, 2015**
> **File No. 001-34221**

Dear Mr. Rustand:

We have limited our review of your filing and to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Proposal 4 – NASDAQ Stockholder Proposal, page 66

1. Please disclose the effect to shareholders of the conversion of the existing Preferred Stock into common stock, including dilution and the ability of Coliseum Capital Management, LLC to exercise greater control over the company and matters put to a shareholder vote.

2. Please provide a legal and factual analysis supporting your conclusion that financial information pursuant to Item 13 of Schedule 14A is not required with respect to the potential exchange of the Preferred Stock held by the Investors into a new series of preferred stock. We note that the exchange will result if the shareholders take action to not approve the proposal. We also note that such an exchange would result in an increase in the annual cash dividend and PIK dividend rates payable to the holders of the new series of preferred stock to 10.5% and 13.5%, respectively, which would result in a significant cost to the Company. Please refer to Note A to Schedule 14A with respect to how the action to not approve the proposal relates to the exchange, and please refer to

Item 12 of Schedule 14A regarding the exchange and the requirement to furnish the information required by Item 13 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Stewart T. Moran
        Paul Hastings